UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
Sao Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F: Form 20-F___ X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): N/A

BANCO SANTANDER (BRASIL) S.A.	GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) and GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. (“Getnet”) announce that:

•	on October 18, 2021, the United States Securities and Exchange Commission (“SEC”) declared effective Getnet’s Registration Statement on Form 20-F (as amended to date, the “Registration Statement”) relating to the registration of Getnet’s common shares, preferred shares, units (each unit composed of one common share of Getnet, no par value, and one preferred share of Getnet, no par value) and American depositary shares, each representing two units (the “Getnet ADSs”), under the United States Securities Exchange Act of 1934, as amended, in connection with the trading of the Getnet ADSs on the Nasdaq Global Select Market (“NASDAQ”) as a result of the spin-off of Getnet from Santander Brasil (the “Spin-Off”); and

•	on October 13, 2021, Getnet’s application to list the Getnet ADSs on NASDAQ was approved.

The Getnet ADSs will trade on NASDAQ on a “when issued” basis from October 18, 2021 up to and including October 21, 2021, under the ticker symbol “GETVV”. The Getnet ADSs will begin “regular way” trading on NASDAQ on October 22, 2021, under the ticker symbol “GET”. Trades in Getnet ADSs performed on a “when issued” basis will settle on October 26, 2021.

From October 18, 2021, the Santander Brasil ADSs will trade on the New York Stock Exchange (“NYSE”) regular way with “due-bills” under the ticker “BSBR” and will also trade on the NYSE on a “when issued” basis excluding distribution rights under the ticker symbol “BSBR.WI”. October 21, 2021 will be the last day of trading for Santander Brasil ADSs under the ticker symbol “BSBR.WI” on the NYSE. From October 22, 2021, the Santander Brasil ADSs will trade ex-rights to receive Getnet ADSs and trading of Santander Brasil ADSs on a “when issued” basis under the ticker symbol “BSBR.WI” on NYSE will be suspended. Trades in Santander Brasil ADSs performed on a “when issued” basis will settle on October 26, 2021.

Santander Brasil has filed an information statement dated October 13, 2021 (the “Information Statement”) containing information regarding the Spin-off, the business of Getnet as well as other important information. The Information Statement includes the Registration Statement as an annex. The Information Statement and the Registration Statement are available on the SEC’s website at www.sec.gov.

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For further clarification, please contact the investor relations teams of Santander Brasil and/or Getnet.

Sao Paulo, October 18, 2021.

Special Notice Regarding Forward-Looking Statements:

This current report on Form 6-K includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of Santander Brasil and Getnet. These statements include, but are not limited to, statements about the completion of the Spin-off, timing of “when-issued” and “regular-way” trading on the NASDAQ and NYSE and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements.

We remind the shareholders of Santander Brasil of the importance of keeping their registration data up to date with the bookkeeper of Santander Brasil Shares. To update your registration data, call center is available at 0800-2868484.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 18, 2021

Banco Santander (Brasil) S.A.

By:	/s/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia
Officer Without Specific Designation

By:	/s/ Angel Santodomingo Martell
Angel Santodomingo Martell
Vice - President Executive Officer